CHC Helicopter S.A.

4740 Agar Drive

Richmond, BC V7B 1A3, Canada

(604) 247-7006

FACSIMILE: (604) 232-8359

May 29, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CHC Helicopter S.A., Parent Guarantors and Subsidiary Guarantors
Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of CHC Helicopter S.A. (the “Issuer”), 6922767 Holding S.à.r.l. and CHC Helicopter Holding S.à.r.l. (together, the “Parent Guarantors”), and the subsidiary guarantors (collectively, the “Subsidiary Guarantors” and, together with the Issuer and the Parent Guarantors, the “Registrants”), we hereby submit for filing by direct electronic transmission under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 (the “S-4 Registration Statement”), with certain exhibits thereto, relating to the Registrants’ offer to exchange an aggregate of $300,000,000 in principal amount of its 9.375% Senior Notes due 2021 (the “Exchange Notes”) for its outstanding 9.375% Senior Notes due 2021 (the “Outstanding Notes”) which were offered and sold on May 13, 2013 without registration in reliance upon the exemption provided by Section 4(2) of the Securities Act. The Outstanding Notes are, and the Exchange Notes will be, guaranteed by the Parent Guarantors and the Subsidiary Guarantors, who are also registrants under the S-4 Registration Statement.

The Registrants are registering the exchange offer on the S-4 Registration Statement in reliance on the position of the Securities and Exchange Commission (the “Commission”) enunciated in Exxon Capital Holdings Corporation, available May 13, 1988 (“Exxon Capital”), Morgan Stanley & Co., Incorporated, available June 5, 1991 (regarding resales), and Shearman & Sterling, available July 2, 1993 (with respect to the participation of broker-dealers). The Registrants hereby include the following representations to the staff of the Commission (the “Staff”):

1.	The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of each of the Registrants’ information and belief without independent investigation, each person participating in the exchange offer is acquiring the Exchange Notes in its ordinary course of business and is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in, the distribution of the Exchange Notes. In this regard, the Registrants will disclose to each person participating in the exchange offer that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes, such person (i) could not rely on the Staff position enunciated in Exxon Capital or interpretive letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

2.	No broker-dealer has entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute the Exchange Notes. The Registrants will disclose to each person participating in the exchange offer (through the exchange offer prospectus) that any broker-dealer who receives the Exchange Notes for its own account pursuant to the exchange offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes. The Registrants will also include in the letter of transmittal to be executed by each holder participating in the exchange offer that each broker-dealer that receives the Exchange Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes and that by so acknowledging and delivering a prospectus, the broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The filing fee for the S-4 Registration Statement in the amount of $40,920 was previously deposited by wire transfer of same day funds to the Commission’s account at U.S. Bank.

If you have any questions on the above-referenced S-4 Registration Statement, please contact Louis Lehot, Yueting Liang or Carlton Fleming, each of Cooley LLP, at (650) 843-5949, (650) 843-5954, (650) 843-5865, respectively.

Sincerely,

CHC HELICOPTER S.A. (for itself and the other

Registrants)

By: /s/ Russ Hill

Name: Russ Hill

Title:   Vice President and Deputy General Counsel